Kyndryl

One Vanderbilt Avenue

15th Floor

New York, NY 10017 USA

VIA EDGAR

July 21, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Megan Masterson and Kathleen Collins

Re:	Kyndryl Holdings, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2025

File No. 001-40853

Dear Ms. Masterson and Ms. Collins:

This letter is being submitted in response to the comment letter dated July 7, 2025, from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to the above-referenced filing of Kyndryl Holdings, Inc. (the “Company”).

For your convenience, we have set forth below the Staff’s comments in bold followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results

Costs and Expenses, page 35

1.	We note you refer to several factors impacting period-over-period change in your operating expenses. For example, you state the decrease in cost of services was due to lower depreciation expense, increased operating efficiencies, higher margins on recent signings and a vendor credit. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to describe the contribution of each factor in quantified terms. Refer to Item 303(b) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, where the Company describes two or more factors, including any offsetting factors, that contributed to a material change in operating expenses (or another line item), the Company will quantify each material factor that contributed to the overall change in operating expenses (or another line item) to the extent such information would be necessary to an investor’s understanding of the changes in our results, in accordance with Item 303(b) of Regulation S-K.

Other Information, Page 40

2.	We note that management uses signings as a tool to monitor the performance of the business including your ability to attract new customers and sell additional scope into your existing customer base. We further note from your risk factor disclosure on page 14 that your revenues may be impacted by your ability to attract new customers, retain existing customers and sell additional services with greater gross margins. Please tell us your consideration to provide a quantified discussion of the impact of new versus existing customers on your signings. We refer you to the revised disclosures provided in response to comment 5 of our September 17, 2021 letter. Alternatively, tell us what measures management uses to monitor your ability to attract new customers and retain existing customers, and revise to include a quantified discussion of such measures for each period presented. Refer to SEC Release No. 33-10751.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in preparing its disclosures, the Company regularly reviews and considers key performance indicators or metrics that are used by management to manage the business and that would enable investors to see the Company through the eyes of management, in accordance with SEC Release No. 33-10751.

As context, the Company’s former parent had distinguished the impact of new versus existing customers in signings in response to the Staff’s comment in September 2021; as a result, the Company previously reported signings for new and existing customers on a limited basis (i.e., only for signings greater than $100 million). Over the nearly four years since the Company’s spin-off in November 2021 as an independent public company (the “Spin-off”), however, the Company's business has evolved. Specifically, the Company’s strategy and approach to signings and customer engagement are shifting toward project-focused transformative work to complement the large portfolio of managed services arrangements, making this distinction in signings between new and existing customers less relevant to the way in which the Company manages the business and reports to stockholders. For example, in the third quarter of fiscal 2024, the Company signed a $2 million advisory project for a new customer. Following the start of the project, the Company signed additional contracts with this customer for $49 million of managed services revenue. In this example, only the initial $2 million signing would be counted as a new customer signing and the $49 million of additional services would be considered as coming from an existing customer, which the Company does not view as a useful or meaningful distinction. As a result of the foregoing, management no longer views signings for new versus existing customers separately in managing the business and does not believe distinguishing new versus existing customer signings is a useful or meaningful indicator in assessing value creation for the Company.

Instead, the Company currently focuses on signings aggregated across all customers and believes that total signings (which includes signings with new customers, existing customers and additional scope, together in the aggregate) is a more meaningful measure of customer engagement and the Company’s ability to drive growth. Management uses total signings, which it discloses in the Company’s periodic reports on Forms 10-K and 10-Q, to assess the Company’s performance and anticipated future revenues and believes that total signings is an indicator of value creation in the Company’s early stages as an independent company.

In response to the Staff’s comment, the Company will continue to monitor whether changes in the business have shifted the way management views signings and whether there are any additional key performance measures that management may use in the future that may require disclosure under Item 303 of Regulation S-K and SEC Release No. 33-10751.

3.	We note the company has taken actions to reduce unprofitable and low-margin components of your customer relationships. We also note the references in your earnings call and investor presentation to pre-spin low margin signings compared to post-spin higher margin signings. Please tell us your consideration to include a quantified discussion of the impact of pre- and post-spin signings on each of your segment's revenue and results of operations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in preparing its disclosures, management considers both quantitative and qualitative factors in evaluating material changes to the Company’s segment revenue and results of operations, in accordance with Item 303(b) of Regulation S-K.

The Company believes that its qualitative disclosure regarding the impact of its strategic initiative to reduce low- and no-margin contracts is helpful to investors in order to provide context for the margin trends that we have reported, and the Company has included such disclosure in the Company’s periodic reports on Forms 10-K and 10-Q. We do not believe it would be practicable, however, for the Company to provide the quantitative impact of pre- and post-spin signings separately. The projections of the Company’s margins on signings following the Spin-off are typically based on the estimated revenues and the estimated costs associated with these revenues. While the Company tracks the revenues and allocated costs on a customer-by-customer basis, we frequently derive revenues for individual customers under multiple contracts. We do not separately track, or disaggregate, the margins resulting from pre- and post-spin signings, and such information is not accumulated or communicated to management. Further, the Company believes that attempts to provide such quantitative detail surrounding the quarterly or annual margins related to pre- and post-spin signings separately would suggest a level of precision that could be misinterpreted and would not be meaningful given the limitations previously discussed. That said, in future filings, we will continue to consider both quantitative and qualitative factors in evaluating material changes to the Company’s segment revenue and results of operations, including the impact of pre-spin and post-spin contracts on our operating performance at the segment level to the extent such information is reasonably available and that management believes is necessary to an understanding of the Company’s performance.

4.	We note you present and discuss gross profit book-to-bill in your earnings call for the quarter ended March 31, 2025 and in the related Fourth Quarter 2025 Earnings Presentation. In addition, you state in the investor presentation that management uses book-to-bill and gross profit book-to-bill as tools to monitor the performance of the business including the business' ability to attract new customers and sell additional scope into your existing customer base. Please tell us how projected gross profit on signings for the trailing twelve months, which is used in your calculation of projected gross profit book-to-bill, is calculated. Also, clarify whether the actual gross profit used in such calculation agrees to revenue less cost of services as provided in your income statement or explain how such amount is determined. In addition, tell us whether these are key performance measures used in managing your business and if so, how you considered including a quantified discussion of these metrics for each period presented in your periodic filings.

The Company respectfully acknowledges the Staff’s comment. As disclosed in the Company's quarterly investor presentations, “our gross profit book-to-bill is defined as our projected gross profit on signings for the trailing twelve months divided by our actual gross profit for the same period.” The Company confirms that the actual gross profit used in the denominator for the calculation of projected gross profit book-to-bill metric agrees to revenue less cost of services, as provided in the Company’s income statement.

The calculations for projected gross profit on signings and gross profit book-to-bill ratio for the trailing twelve months are as follows:

Projected gross margin on signings (%)	x	Total signings ($)	=	Projected gross profit on signings (“book”)	=	Gross profit
				Reported gross profit (revenue less cost of services) (“bill”)		book-to-bill ratio

During the Company’s second quarter fiscal 2024 earnings call, the Company introduced this gross profit book-to-bill ratio measure and included a slide in its investor presentation that disclosed this calculation. The calculation has not changed since then. Consistent with the Staff’s comment, in future investor presentations when we discuss gross profit book-to-bill ratio, the Company will enhance its disclosure to clarify the calculation of projected gross margin on signings as described above.

In response to the Staff’s comment, the Company notes that it considered whether these metrics that are disclosed in its earnings presentations should also be presented in its periodic filings. In determining not to include these metrics in its periodic filings, the Company took into account that it does not view either book-to-bill or gross profit book-to-bill as key performance indicators for managing its business. Rather, the Company discloses these measures as additional supplemental color to illustrate to investors the quality of our signings growth. The book-to-bill and gross profit book-to-bill calculations are derived from signings over the trailing twelve months. These signings-dependent metrics illustrate the Company’s progress in executing on its strategic and growth initiatives and the Company’s value proposition over the long term. As previously discussed, the Company includes quantitative and qualitative information about signings in its periodic reports, in addition to describing material underlying factors impacting changes in the results of operations, such as the impact of signings. Therefore, while the Company uses these additional supplemental metrics to describe the financial and strategic progress on the Company’s long-term strategy in its investor presentations, the Company does not believe that disclosing book-to-bill or gross profit book-to-bill in the Company’s periodic filings would provide material information to investors beyond the signings information already provided that would be necessary to an understanding of the Company’s performance. Further, management does not use gross profit book-to-bill to manage the Company’s business or to make strategic decisions.

The Company will continue to monitor whether changes in the business have shifted the way management views these metrics and whether there are any additional key performance measures that may require disclosure under Item 303 of Regulation S-K and SEC Release No. 33-10751.

If you have any questions, please contact me at david@kyndryl.com.

Very truly yours,

/s/ David B. Wyshner
David B. Wyshner
Chief Financial Officer

cc:	Edward Sebold, General Counsel and Secretary

Vineet Khurana, Senior Vice President and Global Controller

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